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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2004



                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)



                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X           Form 40-F
                              -----                   -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes               No   X
                              -----            -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    N/A
                                                 -----------

                                       1

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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Announcement of Liquidation of a Subsidiary                               3

Signature                                                                 4

Exhibit Index                                                             5
-------------

Exhibit 1 Announcement of Liquidation of a Subsidiary                     6

                                       2

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     ANNOUNCEMENT OF LIQUIDATION OF A SUBSIDIARY

     On April 27, 2004, we announced that our board of directors had resolved to liquidate Point Up Inc., a wholly-owned subsidiary of the Company engaged in the manufacture and sale of garments under the "HAI" brand. Attached as Exhibit 1 hereto is an English translation of this announcement.

                                       3

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     WACOAL CORP.
                                     (Registrant)



                                     By: /s/  Ikuo Otani
                                         --------------------------------
                                         Ikuo Otani
                                         Director of Finance, Corporate Planning


Date: April 27, 2004

                                       4

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                                  EXHIBIT INDEX



                                                                      Page
Exhibit 1     Announcement of Liquidation of a Subsidiary               6

                                       5